CHINA SURE WATER (USA) INC.
14 Wall Street, 20th Floor
New York, NY 10005

October 24, 2011
VIA EDGAR
Terence O’Brien
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:      China Sure Water (USA) Inc.
Form 10/A Filed September 6, 2011
            File No. 0-54259

Dear Mr. O’Brien:

I am writing in response to your letter dated September 30, 2011.  The Staff’s comments are copied below and indented.  Each is followed by our response.

Item 1A – Risk Factors, page 5

1.     It is not clear from your response to prior comment 10 in your letter dated May 16, 2011, how you concluded your existing disclosure “represents substantial compliance with the requirements of Rules 4-08(e) and 5-04 of Regulation S-X.” Rule 5-04 requires the condensed financial information of the registrant (parent company) in a schedule, and we do not note this schedule in your filing. Please include the schedule in an amendment or explain.

Response to Comment 1

We are today filing Amendment No. 3 to the Form 10.  The financial statements included therein have been amended to include Note 15, which contains the condensed financial information required by Rules 4-08(e) and 5-04.

2.     We acknowledge in your response to prior comment 11 that your CFO and certain other accounting personnel have received some training in U.S. GAAP during their university education. However, based on your response, we are unable to concur with your conclusion that you have accounting personnel with sufficient experience in maintaining books and records and preparing financial statements in accordance with U.S. GAAP. If you do not have accounting personnel with sufficient experience, this would appear to be a material weakness in your internal controls over financial reporting as defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X. We note you are not yet required to provide management’s annual report on internal control over financial reporting, pursuant to Item 308(a) of Regulation S-K. Therefore, in this situation, please amend your Form 10 to provide clear risk factor disclosure documenting this circumstance, i.e. that you do not have accounting personnel with sufficient experience in preparing financial statements and maintaining books and records in U.S. GAAP, the potential ramifications on your financial reporting, and the potential for this to be a material weakness once you are required to comply with Item 308(a).

Response to Comment 2

In Amendment No. 3 to the Form 10, which we are filing today, we have included a risk factor at page 8 regarding the material weaknesses in our disclosure and internal controls.

Yours.
/s/ Guo Xinhong
Guo Xinhong, President

Acknowledgement

China Sure Water (USA) Inc. hereby acknowledges that:

•	China Sure Water (USA) Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	China Sure Water (USA) Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Sure Water (USA) Inc.
By: /s/ Guo Xinhong
Guo Xinhong
President